UNITED STATES
                       SECURITIES AND EXCHANGE COMMISISION
                              WASHINGTON, DC 20549


                                    FORM 11-K




                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                         COMMISSION FILE NUMBER 1-14756




          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                               AMEREN CORPORATION
                             SAVINGS INVESTMENT PLAN



          B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:


                               Ameren Corporation
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

Ameren Corporation
Savings Investment Plan
Financial Statements and Additional Information
December 31, 2002 and 2001

Ameren Corporation
Savings Investment Plan
Contents
December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                                                         Page(s)

Report of Independent Auditors................................................1

Statements of Net Assets Available for Benefits...............................2

Statements of Changes in Net Assets Available for Benefits....................3

Notes to Financial Statements..............................................4-10

Additional Information*

Schedule I:       Schedule of Assets (Held at End of Year)...................11



* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Report of Independent Auditors


To the Participants and Administrator of the Ameren Corporation
Savings Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets (held at end of year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant-directed Plan assets held by the Plan's trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 20, 2003

Ameren Corporation
Savings Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                                        2002           2001
Assets
Investments (Note 3)                                 $626,996,779   $683,613,115

Cash                                                        2,443        388,626

Receivables
    Participant contributions                           1,544,606      1,353,420
    Employer contributions                                626,752        568,020
    Dividends and interest                                477,104         35,356
    Due from broker for securities sold                         -      1,014,395
                                                     ------------   ------------
            Total receivables                           2,648,462      2,971,191

            Total assets                             $629,647,684   $686,972,932
                                                     ------------   ------------
Liabilities
Accrued expenses                                           23,525              -
                                                     ------------   ------------
             Net assets available for benefits       $629,624,159   $686,972,932
                                                     ============   ============


   The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Savings Investment Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------
                                                     2002             2001

Investment income (loss)
Interest and dividends                           $  21,086,084    $  15,069,266
Net depreciation in fair value of investments      (93,753,190)     (49,526,185)
                                                 --------------   --------------
                                                   (72,667,106)     (34,456,919)
                                                 --------------   --------------

Participant contributions                           38,901,181       39,907,028
Employer contributions                              13,857,557       12,511,947
                                                 --------------   --------------
                                                    52,758,738       52,418,975
                                                 --------------   --------------
Plan transfer in (Note 1)                                    -       20,211,328
                                                 --------------   --------------
Benefits and expenses
Benefits paid to participants                       37,311,364       36,247,614
Administrative expenses                                129,041           80,177
                                                 --------------   --------------
                                                    37,440,405       36,327,791
                                                 --------------   --------------
             Net (decrease) increase               (57,348,773)       1,845,593

Net assets available for benefits
Beginning of year                                  686,972,932      685,127,339
                                                 --------------   --------------
End of year                                      $ 629,624,159    $ 686,972,932
                                                 ==============   ==============


   The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.   Description of the Plan

     General
     The following is a brief summary of the various provisions of the Ameren Corporation (the "Company") Savings Investment Plan (the "Plan").
     Participants   should  refer  to  the  Plan   document  for  more  complete
     information.

     The Plan's purpose is to provide certain management and contract employees of the Company and its wholly owned subsidiaries (the "Participant") the option to defer a portion of their annual base compensation for Federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the "Code"). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and regulations of the Securities and Exchange Commission.

     The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. The Northern Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

     Effective January 1, 2001, the Plan was amended to merge the assets of the Ameren Corporation Employee Stock Ownership Plan for Certain Employees of CIPS into the Plan. The assets transferred into the Plan consisted of 436,088 shares of Ameren stock as of the date of the transfer with a fair market value of $20,211,328.

     Effective December 2001, when dividends are paid on shares of Company common stock held in the Ameren Common Stock Fund of the Plan, these dividends are used to purchase newly issued shares of Company common stock at fair market value instead of shares being purchased in the open market.

     Effective June 1, 2002, with the passage of the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA"), the Plan was changed to designate the Ameren Common Stock Fund of the Plan as an Employee Stock Ownership Plan and to allow all Participants a choice between dividend reinvestment and dividend payment on their various Employee Stock Ownership Plan accounts. Effective July 1, 2002, the Plan was also changed to allow management employees to contribute up to 50 percent of their base pay to the Plan subject to ERISA limitation requirements, and the "catch up" contribution provision of EGTRRA for all employees age 50 and older was implemented as well.

     Participation
     The Plan covers substantially all employees of the Company except contract employees covered by a collective bargaining agreement between AmerenCIPS Local 702 IBEW or AmerenCIPS Local 148 IUOE and the Company. Effective July 1, 2001, the Plan was amended to allow AmerenCIPS Local 148 (Clerical) to participate in the Plan. All regular full time employees are eligible to participate upon employment. Participation by eligible employees is voluntary.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Contributions
     Contract Participants may contribute from one percent to 15 percent of their base compensation to the Plan through payroll deductions. Management Participants may contribute from one percent to 50 percent of their base compensation to the Plan through payroll deductions. Participant contributions are subject to annual limitations imposed by the Code. The Company will make an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount the Participant contributes to the Plan, up to a certain maximum percentage of the Participant's compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant's employment classification and for contract employees as determined by the collective bargaining agreement with the specific union representing the employees. A portion of Company matching contributions is invested in the Ameren Common Stock Fund. All Company contributions are made to the extent sufficient earnings are available, as described in the Plan document.

     Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one percent to any combination of investment funds. Such fund allocation elections may be changed daily. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

     Participant Loans
     The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the Participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) the fixed interest rate will be equal to the "corporate base rate of interest" as announced by the Trustee plus one percent, and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2002 and 2001, the interest rates on participant loans ranged from 5.25 percent to 10.5 percent and 7 percent to
     10.5 percent, respectively.

     Vesting
     The amounts in Participants' accounts, including Company contributions, are fully vested at all times.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Payment of Benefits
     The total amount of a Participant's account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant. A Participant whose account balance is $5,000 or greater may defer distribution until December 31 of the year they attain age 70 1/2 but no later than April 1 of the year following the Participant's attaining age 70 1/2. If the balance of the account is less than $5,000, the distribution shall be made no later than 120 days after close of the Plan year. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Common Stock Fund, if applicable, distributed in shares of Ameren common stock. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age
     59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant's account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

     The Plan also provides, to participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of CIPS and at the discretion of the Company, for distribution prior to termination of employment of (a) all or a portion of a Participant's account balance acquired at least 84 months prior to a distribution and (b) any portion of a Participant's account balance acquired by dividends or other income.

     Plan Termination
     The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Investments
     All investments are presented at fair value as of December 31, 2002 and 2001. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued at net asset market value including accrued income on the last business day of each year. Investments in the Northern Trust Company's Short-term Fund and the T. Rowe Price Stable Value Common Trust Fund are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost, which approximates fair market value.

     Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

     Income
     Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in net depreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

     Expenses
     Trustee fees incurred in administering the Plan are charged to the Plan.

     Benefit Payments
     Benefit payments are recorded when paid.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

3.   Investments

     The following table presents investments of the Plan at December 31, 2002 and 2001, respectively:

                                                                     2002            2001
     Investments at Fair Value as Determined
     By Quoted Market Price

     Common Stock
      Ameren Corporation, $.01 par value(<F1><F2>                 $179,034,216   $180,505,606

     Managed Equity Funds
      MSIF Trust Fund<F1>                                           84,001,696    124,134,320
      Barclays Global Investors Equity Index Fund<F1>               35,725,072     46,661,437
      Vanguard US Growth Fund<F1>                                   24,243,926     39,883,621
      Washington Mutual Investors Fund<F1>                          73,904,236     87,789,899
      Vanguard Asset Allocation Fund<F1>                            55,730,317     68,541,101
      Vanguard Extended Market Index Fund                            6,650,011      5,349,502

     Managed International Equity Fund
      American Funds Group Europacific Growth Fund                  18,820,977     21,609,653

     Investments at Estimated Fair Value

     T. Rowe Price Stable Value Common Trust Fund<F1>              109,290,844     85,156,018

     MFO Pimco Funds                                                18,220,489      4,522,490

     Northern Trust Company's Short-Term Investment Fund             3,904,650      3,184,174

     Participant Loans                                              17,470,345     16,275,294
                                                                  ------------   ------------
         Total investments                                        $626,996,779   $683,613,115
                                                                  ============   ============

<F1> Investments that represent 5 percent or more of the Plan's net assets.

<F2> Nonparticipant-directed portion is $40,209,751, and $36,441,059 at December
     31,  2002  and  2001,  respectively.

                                       8

Ameren  Corporation
Savings  Investment  Plan
Notes  to  Financial  Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

                                                       2002             2001

     Investments at Fair Value as Determined
     By Quoted Market Price

     Managed Fund Investments                     $(91,691,064)   $(33,673,621)
     Ameren Common Stock Fund                       (2,662,341)    (15,856,027)
                                                  -------------   -------------
     Net change in fair value                      (94,353,405)    (49,529,648)

     Investments at Estimated Fair Value

     Short-term Investments                            600,215           3,463
                                                  -------------   -------------
     Net change in fair value                     $(93,753,190)   $(49,526,185)
                                                  =============   =============



4.   Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at and for the years ended December 31, 2002 and 2001, is as follows:


                                                       2002             2001

     Net assets
     Ameren Common Stock Fund                     $ 40,209,751    $ 36,441,059
     Employer contributions receivable                 182,310         332,379

     Changes in net assets
     Dividends                                       2,304,531       1,985,449
     Net appreciation (depreciation) in fair
     value of investments                              703,956      (2,731,877)
     Employer contributions                          4,978,154       4,426,367
     Benefits paid to participants                     971,143         583,065



5.   Transactions with Parties-in-Interest

     At December 31, 2002, the Plan held Company common stock with a cost and market value of $142,754,115 and $179,034,216, respectively. During 2002, the Plan purchased shares at a cost of $25,044,373 and sold shares valued at $20,945,271.

     At December 31, 2001, the Plan held Company common stock with a cost and market value of $135,847,679 and $180,505,606, respectively. During 2001, the Plan purchased shares at a cost of $17,671,216 and sold shares valued at $6,327,522.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     The Plan held $3,904,650 and $3,184,174 in Northern Trust Company's Collective Short-Term Investment Fund at December 31, 2002 and 2001, respectively, which is managed by an affiliate of the Trustee.

     These  transactions  are  allowable  party-in-interest  transactions  under
     Section 408(b)(8) of the ERISA regulations.

6.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2002 and 2001:

                                                               2002             2001
     Net assets available for benefits per the
     financial statements                                   $ 629,624,159    $ 686,972,932
     Amounts allocated to withdrawing Participants               (213,431)        (428,138)
                                                            --------------   --------------
     Net assets available for benefits per the Form 5500    $ 629,410,728    $ 686,544,794
                                                            ==============   ==============



     The following is a reconciliation  of benefits paid to Participants per the financial statements to the Form 5500 for the years ended December 31, 2002 and 2001:
                                                                2002              2001
     Benefits paid to Participants per the
     financial statements                                 $  37,311,364    $ 36,247,614
     Add:  Amounts allocated to withdrawing
      Participants during the current year                       213,431         428,138
     Less:  Amounts allocated to withdrawing
      Participants during the prior year                        (428,138)     (1,370,831)
                                                          --------------   -------------
     Benefits paid to Participants per the Form 5500      $  37,096,657    $ 35,304,921
                                                          ==============   =============


     Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002 and 2001, as applicable, but not yet paid as of that date.

7.   Federal Income Tax Status

     The Plan obtained its latest determination letter July 31, 2001, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2002. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Ameren Corporation
Savings Investment Plan
Schedule of Assets (Held at End of Year)
December 31, 2002                                                                                             Schedule I
------------------------------------------------------------------------------------------------------------------------

(a)                      (b)                                                   (c)                              (e)
                                                          Description of investment including maturity
    Identity of issue, borrower, lessor, or similar     date, rate of interest,collateral, par, or maturity    Current
                         party                                                 value                           value
     Massachusetts Funds                                MSIF Trust Fund                                     $ 84,001,696
     Barclays Global Investment Funds, Inc.             Barclays Global Investors  Equity Index Fund          35,725,072
     The American Funds Group                           Europacific Growth Fund                               18,820,977
     Vanguard Group                                     Vanguard US Growth Fund                               24,243,926
     Washington Mutual Investments                      Washington Mutual Investors Fund                      73,904,236
     Vanguard Group                                     Vanguard Asset Allocation Fund                        55,730,317
     Vanguard Group                                     Vanguard Extended Market Index Fund                    6,650,011

*    Northern Trust Company                             Short-term Investment Fund                             3,904,650
     T. Rowe Price Stable Asset Management, Inc.        T. Rowe Price Stable Value Common Trust Fund         109,290,844

*    Ameren Corporation                                 Ameren Common Stock Fund                             179,034,216

     Pacific Investment Management Company              MFO Pimco Funds                                       18,220,489

**   Participants                                       Participant Loans                                     17,470,345
                                                                                                            ------------
                                                                                                            $626,996,779
                                                                                                            ============




*       Investment represents allowable transaction with a party-in-interest
** Interest rates vary from 5.25 percent to 10.5 percent and loan maturity dates extend from January 2001 through December 2009.

Note:   Information   pertaining   to   column   (d)  was   not  available for
        nonparticipant-directed    investments,    and   was    omitted    for
        participant-directed investments because it was not applicable.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        AMEREN CORPORATION
                                        SAVINGS INVESTMENT PLAN


                                        AMEREN SERVICES COMPANY
                                              (Administrator)



                                         By   /s/ Donna K. Martin
                                            ------------------------------
                                                 Donna K. Martin
                                                 Vice President

June 30, 2003







                                  EXHIBIT INDEX




Exhibit No.                        Description
-----------                        -----------

    23         Consent of Independent Auditors

    99.1 Certificate of Plan Administrator required by Section 1350 of Chapter 63 of Title 18 of the United States Code (Section 906 of the Sarbanes-Oxley Act of 2002).

    99.2 Certificate of Chief Financial Officer required by Section 1350 of Chapter 63 of Title 18 of the United States Code (Section 906 of the Sarbanes-Oxley Act of 2002).